 **Stephen Martin Schmitz**

As I get older, I listen to my old favorites and new music introduced by my 20-something sons. There is so much young, unsigned talent that is getting severely underpaid by the mainstream music industry. Vocana is radically changing that by giving the artist much more of the revenue and a change to create their brand and community, using innovative technology. An investment in Vocana, no matter what level, is an investment in the future of music. Please join me and give some new voices a chance at living their dream.

Invested $25,000 this round & $125,000 previously

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